Exhibit 17

Creo Inc.             T. +1.604.451.2700        www.creo.com              CREO
3700 Gilmore Way      F. +1.604.437.9891
Burnaby, B.C.
Canada V5G 4M1


                                                                NEWS RELEASE


For immediate release

Creo Increases Offer for Printcafe to US$3.00 per share

Vancouver, BC, Canada (February 21, 2003) - Creo Inc. (NASDAQ: CREO; TSX: CRE) announced today that it has made a formal offer to the Special Committee of the Board of Printcafe Software, Inc. (NASDAQ: PCAF) to acquire all of the outstanding Printcafe common shares not owned by Creo at a purchase price of US$3.00 per share.

"We believe that our proposal offers superior value to the Printcafe stockholders," stated Amos Michelson, Creo chief executive officer. "We stand ready to discuss this proposal with the Special Committee at any time."

The text of the letter to the Special Committee follows:

         February 21, 2003

         Special Committee of the Board of Directors
         Printcafe Software, Inc.
         Forty 24th Street
         Pittsburgh, Pennsylvania 15222

         Gentlemen:

         We are writing to propose that Creo Inc. ("Creo") acquire all of the outstanding shares of common stock of Printcafe Software, Inc. ("Printcafe") not owned by Creo through a negotiated transaction in which Printcafe stockholders would receive consideration having a value of US$3.00 for each outstanding share of Printcafe. The consideration would be payable in Creo common shares based on the average trading price of Creo shares for a period prior to the closing and also be subject to an appropriate collar. We believe our proposed transaction is in the best interests of the stockholders of Printcafe, who would receive a substantial premium to the consideration being offered by Electronics for Imaging, Inc. ("EFI"). We also believe that the existing business relationships and complementary aspects of our two companies would mean the best possible result for the stockholders, customers and employees of Printcafe.

         Under your letter agreement dated February 13, 2003 with EFI, we believe that our offer, which represents a 15% premium over EFI's offer of $2.60 per share, constitutes a Takeover Proposal that is reasonably likely to lead to a Superior Proposal (as such terms are defined in that letter agreement). This allows you to immediately engage in discussions with us in accordance with your fiduciary duties to all Printcafe stockholders. As always, we are prepared to meet with you or your representatives at your earliest convenience to discuss our offer and begin negotiations of definitive documentation.



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         This proposal is subject to, among other things, Creo's satisfaction with the negotiation and terms of a definitive acquisition agreement and the approval of Creo's Board of Directors, which we are prepared to seek very promptly. Our offer also must remain subject to your not entering into a definitive merger or similar agreement with EFI or any other third party and our satisfactory review of all materials and information that have been provided to EFI and any other bidders. We are prepared to move as quickly as possible in order to reach agreement and close the transaction at the earliest possible date. We are confident that a definitive agreement can be signed expeditiously. Our offer will remain open until 5:00 p.m. Pacific standard time on February 28, 2003 and will expire at that time if we have not entered into a definitive acquisition agreement with you.

         Very truly yours,

         CREO INC.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

(C) 2003 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) technological changes or changes in the competitive environment may adversely affect the products, market share, revenues or margins of the business; (2) changes in general economic, financial or business conditions may adversely affect the business or the markets in which it operates; and (3) new markets and product introductions do not proceed as planned and may adversely affect future revenues. These risks and uncertainties as well as other important risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2002, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.

Rochelle van Halm                              Tracy Rawa
Media Relations (Headquarters)                 Investor Relations
T. +1.604.451.2700                             T. +1.604.451.2700
F. +1.604.437.9891                             F. +1.604.437.9891
rochelle.van.halm@creo.com                     IR@creo.com


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